

TSX, NYSE American
Symbol: TMQ

News Release

Trilogy Metals Provides an Update on Recent Positive Developments to Advance the Ambler Access Project

May 2, 2023 – Vancouver, British Columbia – Trilogy Metals Inc. (**TSX/NYSE American: TMQ**) ("Trilogy" or the "Company") is pleased to provide an update on the Ambler Access Project ("AAP") – the proposed 211-mile, industrial-use-only road from the Upper Kobuk Mineral Projects ("UKMP") to the Dalton Highway that will enable advancing exploration and development at the Ambler Mining District, home to some of the world's richest known copper-dominant polymetallic deposits.

It is envisioned that the AAP would be financed and maintained by the Alaska Industrial Development and Export Authority ("AIDEA"), and that companies such as Ambler Metals LLC ("Ambler Metals"), our 50/50 joint venture with South32 Limited (ASX, LSE, JSE: S32; ADR: SOUHY), would enter into commercial agreements to use the road and pay tolls to AIDEA and its financing partners. More information about the Ambler Access Project is available at www.ambleraccess.org and about Ambler Metals is available at www.amblermetals.com.

In March 2023, the Board of Ambler Metals approved funding in the amount of $12.3 million to support AIDEA's efforts to advance the AAP. The total budget of $24.6 million, funded equally by AIDEA and Ambler Metals, will support this year's program consisting of field studies, permitting and data collection, as well as work to support the United States Bureau of Land Management's completion of additional work to reinstate the permits for the road.

AIDEA is focused on the startup of the field work where they plan on utilizing two camps at Coldfoot and Bornite. AIDEA plans to utilize the Coldfoot camp from May to mid-September and the Bornite camp from mid-June to August. The planned field program will consist of cultural resource inventory surveys and testing of sites over approximately 765 acres, hydraulic and hydrology studies at 47 bridge crossings to assess conditions for area drainage, culvert placement and bridge design, collecting topographical and bathymetric survey data to support bridge data and fish passage culverts, engineering reconnaissance surveys and fish habitat investigations on over 100 sites. In addition, AIDEA continues engaging in stakeholder outreach with plans of up to 20 job fairs and community meetings this year.

To better understand subsistence along the proposed access corridor, and to promote communication and knowledge sharing, AIDEA sponsors a Subsistence Advisory Committee. The Subsistence Advisory Committee provides official seats for residents of Alatna, Allakaket, Ambler, Evansville, Hughes, Huslia, Kiana, Kobuk, Noorvik, and Shungnak. Additionally, the Gates of the Arctic National Park Subsistence Commission, NANA Regional Corporation, Inc., and Doyon Limited have ex-officio roles.

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Road Permits - Litigation and Remand

During the summer of 2020, the United States Bureau of Land Management ("BLM") granted permits that authorized a right-of-way across federally managed lands for AIDEA and the AAP. Shortly thereafter, a coalition of national and Alaska environmental non-government organizations ("ENGO") filed lawsuits against the federal agencies responsible for issuing the permits for the AAP. The ENGO's main position is that due process was not carried out during the permitting of the road. In May 2022, the right-of-way permits issued to AIDEA for the AAP were suspended by the federal agencies based upon a request to remand the lawsuits. This remand request was made by the U.S. Department of Justice on behalf of the federal agencies and was granted by the U.S. District Court. The purpose of the remand is to allow the BLM to carry out additional supplemental work in response to the lawsuits.

The original lawsuit was filed by the Northern Alaska Environmental Center and several other environmental and conservation groups, and a subsequent separate lawsuit was filed by Tanana Chiefs Conference and several tribes. As of February 2023, three of the six tribes have chosen to withdraw from the lawsuit – the Native Village of Kobuk Traditional Council, Allakaket Tribal Council, and Huslia Tribal Council.

In April 2023, several Alaska Native leaders travelled to Washington, D.C., with representatives of Ambler Metals and AIDEA to urge the fair review and timely completion of the Ambler Access Project's Supplemental Environmental Impact Statement ("SEIS"). There is strong support for the AAP from local residents and the Alaska delegation in Washington.

"*We are asking lawmakers in Washington to listen to the voices of the people who have lived on these lands and stewarded Alaska since time immemorial,*" *said Naasri Fred Sun, President of the Shungnak Tribe. "Our Tribe has a vision for the future of our community to promote our self-determination and Iñupiaq way of life. This is why our meetings in Washington this week were so important.*"

"*The Ambler Access Project is an opportunity to create high-paying jobs within the region so that our Tribal members and their families can remain in their communities,*" *said Wilmer Beetus, Chief and Mayor of Hughes, Alaska. "This project will reduce the high cost of living by providing an opportunity for access to cheaper fuel and other goods, which currently have to be flown in. This is crucial as rural Alaska has both a high unemployment rate and extremely high cost of living, where a gallon of gas can cost $15.00, and housing is in short supply. Further, a subsistence lifestyle is a vital aspect of our lives connecting Alaska Native people, families, and communities with the land, animals and fish. The Ambler Access Project will responsibly co-exist with the subsistence needs of families and communities in the region.*"

"*The Ambler Access Project is critical for both Alaska's economy and a domestic supply of the raw materials needed for everything from electric vehicles to defense technologies,*" *said U.S. Senator Lisa Murkowski, U.S. Senator Dan Sullivan, and U.S. Representative Mary Peltola in a joint statement. "Further permitting delays are unacceptable and Ambler's approval—which is guaranteed under federal law—must be a priority for the Biden administration. We're glad that representatives from Ambler Metals, AIDEA, NANA, and several Tribes visited Washington, D.C. this week to discuss the Ambler Access Project with policymakers across the executive and legislative branches. Alaska's congressional delegation is united in strong support of this important project and eager to see this private road move forward.*"

The BLM currently anticipates publishing a draft SEIS during the second quarter of 2023, which will be open for public comment upon publication. The BLM also anticipates publishing a final SEIS, conducting final pre-decision consultation with Alaska Native Tribes and Corporations, and issuing a Record of Decision, all within the fourth quarter of 2023.

About Trilogy Metals

Trilogy Metals Inc. is a metal exploration and development company that holds a 50 percent interest in Ambler Metals LLC which has a 100 percent interest in the Upper Kobuk Mineral Projects in Northwestern Alaska. On December 19, 2019, South32, a globally diversified mining and metals company, exercised its option to form a 50/50 joint venture with Trilogy. The UKMP is located within the Ambler Mining District, one of the richest and most-prospective known copper-dominant districts in the world. It hosts world-class polymetallic volcanogenic massive sulphide ("VMS") deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits that have been found to host high-grade copper and cobalt mineralization. Exploration efforts have been focused on two deposits in the Ambler Mining District – the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within a land package that spans approximately 190,929 hectares. Ambler Metals has an agreement with NANA Regional Corporation, Inc., an Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler Mining District in cooperation with local communities. Trilogy's vision is to develop the Ambler Mining District into a premier North American copper producer while protecting and respecting subsistence livelihoods.

Company Contacts

Tony Giardini
President & Chief Executive Officer

Elaine Sanders
Vice President & Chief Financial Officer

604-638-8088 or 1-855-638-8088
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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, statements relating to the permitting and construction of the AAP, the timing and benefits of the AAP, the anticipated timing of the draft SEIS, final SEIS and Record of Decision, and the merits of the UKMP are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the uncertainties involving whether the Alaska Industrial Development and Export Authority will build the AAP; the results of the additional supplemental work on the SEIS resulting from the voluntary remand; the impact and outcome of current or future litigation; the impact of the COVID-19 pandemic; success of exploration activities, permitting timelines, requirements for additional capital, government regulation of mining operations, environmental risks, prices for energy inputs, labour, materials, supplies and services, uncertainties involved in the interpretation of drilling results and geological tests, unexpected cost increases and other risks and uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2022 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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